Option on FNX Shares Exercised

TORONTO: July 9, 2003 – FNX Mining Company Inc. (FNX – TSX) reports that the underwriting syndicate comprised of BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Dundee Securities Corporation and CIBC World Markets Inc. exercised their option on 1,290,000 common shares of FNX at $6.45 per share for gross proceeds of $8,320,500.  The option was granted in connection with a bought deal $40 million financing announced June 17, 2003 (June 17, 2003 FNX news release).  Both the bought deal and the option offering are scheduled to close on Friday, July 11, 2003 for aggregate gross proceeds to FNX of $48,375,000.

These securities have not been and will not be registered under the US Securities Act, as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

This press release is not for distribution to U.S. newswire services or for dissemination in the United States.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com